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EXHIBIT 12

BOSTON SCIENTIFIC CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS
TO FIXED CHARGES (UNAUDITED)
(in millions)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Fixed charges:
Interest expense and amortization of debt issuance costs	$90	$64	$46	$43	$59
Interest portion of rental expense	13	10	10	11	12

Total fixed charges	$103	$74	$56	$54	$71

Earnings:
Income before income taxes	$891	$1,494	$643	$549	$44
Fixed charges per above	103	74	56	54	71
Equity in losses (earnings) of equity investees	9	3	—	—	(13)

Total earnings, as adjusted	$1,003	$1,571	$699	$603	$102

Ratio of earnings to fixed charges	9.74	21.23	12.48	11.17	1.44

        The calculation above relates to the $1,850 million of registered debt securities that the Company has outstanding at December 31, 2005. See Note F of the consolidated financial statements for further information regarding the debt securities.

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  EXHIBIT 12